Exhibit 107

Calculation of Filing Fee Tables

SC TO-I
(Form Type)
FS CREDIT OPPORTUNITIES CORP.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$74,302,471.34	(1)	0.0000927%	$6,887.84	(2)
Fees Previously Paid
Total Transaction Valuation	$74,302,471.34	(1)
Total Fees Due for Filing				$6,887.84

Total Fees Previously Paid				—
Total Fee Offsets				—

Net Fee Due				$6,887.84

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value per Share as of February 28, 2022.

(2)	Calculated at $92.70 per $1,000,000 of the Transaction Value.